UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

General Finance Corporation

(Name of Subject Company)

General Finance Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Christopher A. Wilson

General Counsel, Vice President and Secretary

General Finance Corporation

39 East Union Street

Pasadena, CA 91103 (626) 584-9722

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

John M. Rafferty

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2021 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by General Finance Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the SEC on April 26, 2021, to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented by inserting immediately before the section “Forward Looking Statements” a new section as follows:

“Expiration of the Offer; Completion of the Merger.

At 12:00 midnight, New York time, at the end of the day of Friday, May 21, 2021, the Offer expired as scheduled and was not extended. URNA and Merger Sub were advised by the Depositary (as defined in the Offer to Purchase) that, as of the Expiration Time (as defined in the Offer to Purchase), a total of 27,625,450 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery, as defined in the Offer to Purchase, were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 91.4% of the Shares outstanding as of the Expiration Time. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 156,352 additional Shares, representing approximately 0.5% of the outstanding Shares as of the Expiration Time.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and will promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, URNA and Merger Sub intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL on May 25, 2021. At the Effective Time, each Share then outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger under the DGCL) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding of taxes, except for Shares then owned by GFN, URNA or Merger Sub, which Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL FINANCE CORPORATION

By:	/s/ Christopher A. Wilson
Name:	Christopher A. Wilson
Title:	General Counsel, Vice President and Secretary

Dated: May 24, 2021